                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 11-K


{X}   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2000

{_} TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from    to

      Commission file numbers 2-98306, 33-13066, and 333-37953

A.    Full title of the plan:

                      THE COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Commonwealth Telephone Enterprises, Inc.

                                 100 CTE Drive
                       Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone
Company Bargaining
Employees 401(k) Plan
Financial Statements as of December 31, 2000 and 1999 and for the Year Ended December 31, 2000 and
Supplemental Schedule for the Year Ended
December 31, 2000

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Index to Financial Statements
and Supplemental Schedule
December 31, 2000 and 1999
-------------------------------------------------------------------------------

                                                                      Page(s)

Report of Independent Accountants                                        1

Financial Statements:
  Statements of Net Assets Available for Benefits                        2
  Statement of Changes in Net Assets Available for Benefits              3
  Notes to Financial Statements                                        4-8

Supplemental Schedule:
  Schedule H, Item 4(i)* - Schedule of Assets (Held at End of Year)      9


* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit
  Plan) for the plan period ended December 31, 2000, which item is incorporated herein by reference.

                       Report of Independent Accountants


To the Participants and Administrator of Commonwealth Telephone Company
Bargaining Employees 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Unites States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
---------------------------------------
PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 28, 2001

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------


       ASSETS                                      2000          1999

Investments (see Note 3)                      $  2,631,919  $  2,171,598
Receivables:
  Participant contributions                         28,267        67,537
  Dividends                                              -           495
                                              ------------  ------------

Net assets available for benefits             $  2,660,186  $  2,239,630
                                              ------------  ------------


   The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------


Additions to net assets attributed to:
  Investment income:
     Net depreciation in fair market value of investments          $ (263,547)
     Interest/dividends                                                52,271
  Contributions:
     Participants                                                     732,919
                                                                   ----------

        Total additions                                               521,643
                                                                   ----------


Deductions:
  Benefits paid to participants                                       101,087
                                                                   ----------

        Total deductions                                              101,087
                                                                   ----------

Increase in net assets available for benefits                         420,556

Net assets available for benefits:
  Beginning of year                                                 2,239,630
                                                                   ----------

  End of year                                                      $2,660,186
                                                                   ----------

   The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.   Description of Plan

     The following brief description of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan, established on July 1, 1996, is a defined contribution plan covering all employees who are covered by collective bargaining agreements of Commonwealth Telephone Company ("CTCo" or the "Company"), a subsidiary of Commonwealth Telephone Enterprises, Inc. ("CTE"), and who have attained the age of twenty-one and have three months of enlisted service. Effective July 1, 2000, the Plan changed trustees from Merrill Lynch to Dreyfus Retirement Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Participants in the Plan may contribute between 1% and 15% of their annual compensation. Participants may change salary deferral elections with their applicable payroll cycle. Participant's may change investment elections on a daily basis. Contributions are subject to certain limitations.

     Participants may direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers ten mutual funds and a CTE Common Stock fund as investment options for participants.

     Participant's Account

     Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant's account. The benefit to which a participant is entitled is the participant's account balance.

     Vesting

     Participants are immediately vested in their contributions plus earnings thereon.

     Plan Benefits

     On termination of service due to death, disability or retirement, a participant may elect to have a lump-sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to have their benefit paid out in an annuity.

     A participant may elect to have the lump-sum distribution be paid in cash, CTE common stock or in-kind depending upon the elected fund within which participant contributions were deposited. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

   Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

   Participant Loans
   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through monthly payroll deductions.

2. Summary of Significant Accounting Policies

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting.

   Investment Valuation and Income Recognition
   The Plan's investments (see Note 3) are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund and the Dreyfus Certus Value Fund Class I are valued at fair value. The Company's stock is valued at its quoted market price on the last day of the year. Participant loans are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Investments in Common Collective Trust
   The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") for the period January 1, 2000 through June 30, 2000 and the Dreyfus Certus Stable Value Fund Class I (the "Trust Fund") for the period July 1, 2000 through December 31, 2000 invest in various term guaranteed insurance contracts and maintain a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     The Trust Funds' investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2000 and 1999 is $219,829 and $145,920, respectively.

     The average yield and crediting interest rates were approximately 6.0% for the years ended December 31, 2000 and 1999.

     Expenses of the Plan
     Fees and other costs incurred are paid by the Plan, then allocated to each investment fund.

     Payment of Benefits
     Benefits are recorded when paid.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

3. Investments

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                               December 31,
                                                             2000       1999

   Investments at fair value:
      Merrill Lynch Retirement Preservation Trust                  -  $145,920
      Merrill Lynch Growth Fund                                    -   556,473
      Merrill Lynch Capital Fund                                   -   444,952
      Merrill Lynch Basic Value Fund                               -   611,129
      Dreyfus Certus Stable Value Fund Class I              $219,829         -
      Dreyfus Premier Third Century Fund                     657,919         -
      Dreyfus Lifetime Growth & Income                       499,122         -
      Dreyfus Disciplined Stock Fund                         597,972         -
      Dreyfus Emerging Leaders Fund                          137,329         -
      PIMCO Total Return Bond Fund                           136,461         -
      Shares of CTE Common Stock                             195,480   175,239

   During 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $263,547 as follows:

   Common Collective Trust                                          $      10
   Mutual Funds                                                      (232,562)
   CTE Common Stock                                                   (30,995)
                                                                    ---------
                                                                    $(263,547)
                                                                    =========

4. Plan Termination
   Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.


5. Related Party Transactions

   The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Dreyfus Retirement Services. Effective July 1, 2000, Dreyfus Retirement Services acts as a trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

   Prior to July 1, 2000, certain Plan assets were invested in shares of separate accounts managed by Merrill Lynch. Merrill Lynch was a custodian and recordkeeper as defined by the Plan and, therefore, these investments qualified as party-in-interest and were exempt from the prohibited transaction rules.

   As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 2000, purchases of $113,970 were made, and proceeds of $59,342 were received from sales of CTE's common stock.

6. Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan
Schedule H, Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2000
--------------------------------------------------------------------------------

                                                                                       Current
         Identity of Issue                     Investment Type                          Value
*Dreyfus Certus Stable Value Fund      Collective Trust                               $  219,829

*Dreyfus S&P 500 Index Fund            Registered Investment Company                      50,943
*Dreyfus Emerging Leaders Fund         Registered Investment Company                     137,329
*Dreyfus Premier Third Century Fund    Registered Investment Company                     657,919
*Dreyfus Lifetime Growth & Income      Registered Investment Company                     499,122
*Dreyfus Disciplined Stock Fund        Registered Investment Company                     597,972
*Dreyfus Lifetime Growth Fund          Registered Investment Company                       2,633
*Dreyfus Lifetime Income Fund          Registered Investment Company                          59
 Janus Overseas Fund                   Registered Investment Company                      64,664
 PIMCO Total Return Bond Fund          Registered Investment Company                     136,461

*CTE Common Stock                      Shares of Commonwealth Telephone
                                          Enterprises, Inc. Common Stock                 195,480

*Participants' Notes                   Participants' loans with interest rates from
                                          7.75% to 9.50% with maturity dates
                                          from 2000 to 2028                               69,508
                                                                                      ----------
                                                                              Total   $2,631,919
                                                                                      ==========

________
* Party-in-interest

                                  SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE COMMONWEALTH TELEPHONE COMPANY
BARGAINING EMPLOYEES 401(k) PLAN


DATE:  June 29, 2001                          By: /s/ Donald P. Cawley
                                                  --------------------
                                                  Donald P. Cawley
                                                  Senior Vice President and
                                                  Chief Accounting Officer

                                   FORM 11-K

                                 EXHIBIT INDEX

EXHIBIT NO.
DESCRIPTION


23  Consent of PricewaterhouseCoopers LLP


                             REQUIRED INFORMATION
      Table of Contents

      Report of Independent Accountants
      Statements of Net Assets Available for Benefits
      Statement of Changes in Net Assets Available for Benefits
      Notes to Financial Statements
      Supplemental Schedule